INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

February 26, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of Thesis Flexible Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. John Ganley on February 3, 2010, for the Thesis Flexible Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 81 filed concurrently with this correspondence.

PROSPECTUS

Page 1 – Summary Section (Fees and Expenses of the Fund)

1.	Confirm in response letter whether “other expenses” include estimates for dividend on short selling.

RESPONSE: Yes, “other expenses“ ratio include estimates on dividends for short sales.

2.	Consider deleting footnote (1) “redemption fee” and disclose redemption fee period parenthetically on the “Redemption Fee” line on the “Fees & Expenses” Table.

RESPONSE:  Footnote (1) is deleted and incorporated in the table.

3.	If there is no expense waivers estimated for current year, consider deleting footnote (3) and add disclosure in the “Fund Expense” section on page 11.

RESPONSE:  No waiver is estimated for current year.  Footnote (3) is deleted and the waiver language is added in the “Fund Expense” section on page 11.

Page 2 – Summary Section (Principal Investment Strategies)

4.	First paragraph, disclose market capitalization policy or state that the Fund may invest in all market sizes.

RESPONSE:  The Fund will invest in all market sizes.  Change updated.

5.	Second paragraph, disclose selection criteria for equity and fixed income securities, i.e. maturity/duration, quality, investment grade, etc.

RESPONSE: Please see added disclosure.

Page 2 – Summary Section (Principal Risks)

6.	Review/summarize the risk disclosures or only disclose risks associated with principal strategies under this section.

RESPONSE:  Please see revised risks disclosures.

Page 5 – Summary Section (Purchase and sale of Fund Shares)

7.	Combine/simplify the two paragraphs below the “Minimum Investments table”.

RESPONSE: Change updated.

Page 16 – Redemption by Telephone

8.	Add the wire fee in the “fee and expense” table on page 1.

RESPONSE: The wire fee is added on the “fee and expense” table on page 1.

STATEMENT OF ADDITIONAL INFORMATION

Page B-25 – Fund Policies

1.	Disclose policy on commodity.

RESPONSE: Please see added disclosure.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-2109.  Thank you.

Sincerely,

/s/SARDJONO KADIMAN

Sardjono Kadiman
Investment Managers Series Trust
Assistant Treasurer
626-914-2109